CORINDUS VASCULAR ROBOTICS, INC. S-3

Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following table sets forth Corindus Vascular Robotics, Inc.’s ratio of earnings to fixed charges for the periods indicated.

	Fiscal year ended December 31,
(dollars in thousands)	2016	2015	2014	2013	2012

Net loss from continuing operations	$(33,078)	$(28,763)	$(24,541)	$(14,691)	$(9,691)

Fixed charges:

Interest and other expense, net	1,001	1,592	415	—	—

Warrant revaluation			2,421	—	—

Total fixed charges	1,001	1,592	2,836	—	—
Net loss from continuing operations plus fixed charges	$(32,077)	$(27,171)	$(21,705)	$(14,691)	$(9,691)
Ratio of earnings to fixed charges(2)	—	—	—	—	—

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net loss from continuing operations plus fixed charges. Fixed charges is defined as the sum of interest expense and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)	For the years ended December 31, 2012 and 2013 there were no fixed charges. For the years ended December 31, 2014, 2015 and 2016, earnings were insufficient to cover fixed charges by $24,541, $28,763, and $33,078, respectively.